Exhibit 3.5
Novavax, Inc.
Non-Employee Director Compensation Policy

Effective as of December 12, 2023, each individual who provides services to Novavax, Inc. (the “Company”), as a director, other than a director who is employed by the Company or a subsidiary of the Company (a “Non-Employee Director”), shall be entitled to receive the following compensation, subject to the limitations on annual Non-Employee Director compensation set forth in the Company’s Amended and Restated 2015 Stock Incentive Plan (as it may be amended from time to time, the “2015 Stock Plan” or any successor thereto):

Type of Compensation	Amount and Form of Payment
Annual cash fee	$55,000 ($102,500 for the chairperson of the Board of Directors (the “Board”))
Additional annual cash fee for members of the Audit Committee	$12,000 ($25,000 for the Audit Committee chairperson)
Additional annual cash fee for members of the Compensation Committee	$10,000 ($20,000 for the Compensation Committee chairperson)
Additional annual cash fee for members of the Nominating and Corporate Governance Committee	$5,000 ($12,500 for the Nominating and Corporate Governance Committee chairperson)
Additional annual cash fee for members of the Research and Development Committee	$7,500 ($15,000 for the Research and Development Committee chairperson)
Initial equity grant
Each Non-Employee Director who is first elected or appointed to the Board shall, upon his or her initial election or appointment, be granted (i) an option to purchase shares of the Company’s common stock (the “Initial Option Grant”) and (ii) restricted stock units (the “Initial RSU Grant” and, together with the Initial Option Grant, the “Initial Equity Grants”). The Initial Option Grant and the Initial RSU Grant shall have an aggregate grant date fair value approximately equal to $525,000 (or, for the chairperson of the Board, such other amount to be determined by the Board or the Compensation Committee thereof) or such lesser grant date fair value as determined by the Board or the Compensation Committee thereof, with the grant date fair value of each type of award determined by the Board or the Compensation Committee thereof. The Initial Equity Grants shall vest in three equal annual installments on the first three anniversaries of the date of grant, subject to the Non-Employee Director’s continued service to the Board through each applicable vesting date.

Exhibit 3.5

Annual equity grant
On the date of each annual Q2 meeting of the Board, each Non-Employee Director who has then served as a member of the Board for at least a six-month period prior to such date will be granted (i) an option to purchase shares of the Company’s common stock (the “Annual Option Grant”) and (ii) restricted stock units (the “Annual RSU Grant” and, together with the Annual Option Grant, the “Annual Equity Grants”). The Annual Option Grant and the Annual RSU Grant shall have an aggregate grant date fair value approximately equal to $350,000 (or, for the chairperson of the Board, such other amount to be determined by the Board or the Compensation Committee thereof) or such lesser grant date fair value as determined by the Board or the Compensation Committee thereof, with the grant date fair value of each type of award determined by the Board or the Compensation Committee thereof. The Annual Equity Grants shall vest in full on the first anniversary of the date of grant, subject to the Non-Employee Director’s continued service to the Board through the vesting date.

Grant date fair value
The grant date fair value of the Initial Option Grant and the Annual Option Grant, as set by the Board or the Compensation Committee thereof consistent with this Non-Employee Director Compensation Policy, shall be determined by using the Black-Scholes factor applicable to the Company’s common stock as in effect on the grant date and the average closing price of a share of the Company’s common stock for the 30 trading days preceding the grant date, and the number of shares of common stock underlying each such option shall be determined based on such value. The number of shares underlying the Initial RSU Grant and the Annual RSU Grant shall be equal to (i) the grant date fair value of the award, as set by the Board or the Compensation Committee thereof consistent with this Non-Employee Director Compensation Policy, divided by (ii) the product of the average closing price of a share of the Company’s common stock for the 30 trading days preceding the grant date and the Black-Scholes factor applicable to the Company’s common stock as in effect on the grant date, divided by (iii) 1.5.

Accelerated vesting
All outstanding Initial Equity Grants and Annual Equity Grants shall vest in full upon the earlier of (i) a change in control (as defined the 2015 Stock Plan (or any successor plan) or an award agreement evidencing an Initial Equity Grant or an Annual Equity Grant), subject to the Non-Employee Director’s continued service to the Board through the change in control or (ii) the termination of the Non-Employee Director’s service by reason of his or her death or disability (within the meaning of Section 22(e)(3) of the Internal Revenue Code of 1986, as amended, or any successor provision thereto).

Additional equity terms
Each option granted to a Non-Employee Director will have a per-share exercise price equal to the fair market value of a share of the Company’s common stock on the date of grant, as reported on the Nasdaq Global Market on the date of grant (or if no closing price is reported on that date, the closing price on the immediately preceding date on which a closing price was reported) and will have a term of no more than 10 years.

Each equity award granted to a Non-Employee Director will be subject to the terms and conditions of the 2015 Stock Plan (or any successor plan).

Exhibit 3.5

All cash fees shall be payable in arrears on a quarterly basis or upon the earlier resignation or removal of the Non-Employee Director and shall be prorated for any calendar quarter of partial service, based on the number of calendar days the Non-Employee Director was a member of the Board. Non-Employee Directors may elect to defer their cash fees under the Company’s Director Deferred Fee Policy. By December 31 of each year, a Non-Employee Director may elect to receive common stock in lieu of 50% or 100% of his or her annual cash fee for the following year. If a Non-Employee Director elects to receive common stock in lieu of cash compensation, such shares of common stock will be granted quarterly in arrears on the last day of each calendar quarter of the applicable year, with (i) the number of shares of common stock determined based on the 10-day average closing price of the Company’s common stock as reported on the Nasdaq Global Market, determined as of the last day of the applicable quarter (i.e., the 10 trading days immediately preceding such last day of the applicable quarter), rounded down to the nearest whole share and (ii) any fractional share amount paid to the Non-Employee Director in cash. A Non-Employee Director may elect to waive his or her compensation and any such waiver shall not be treated as an amendment to this Non-Employee Director Compensation Policy.

In addition, all directors will be reimbursed by the Company for reasonable travel and other expenses incurred in connection with the director’s attendance at Board and committee meetings, in accordance with the Company’s policies as in effect from time to time.

For the avoidance of doubt, directors who are employees of the Company or one of its subsidiaries will not receive compensation for their service as a director.

The Board (or the Compensation Committee thereof, to the extent provided in the Compensation Committee’s charter) may amend this Non-Employee Director Compensation Policy at any time.

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